                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                        CIRCLE INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   172574-10-5
                                 (CUSIP Number)

                                 JAMES R. CRANE
          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                    EGL, INC.
                               15350 VICKERY DRIVE
                              HOUSTON, TEXAS 77032
                                 (281) 618-3100

                                    COPY TO:

                                 GENE J. OSHMAN
                               BAKER BOTTS L.L.P.
                              3000 ONE SHELL PLAZA
                              HOUSTON, TEXAS 77002
                                 (713) 229-1178

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 2, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 172574-10-5

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
1)       NAME OF REPORTING PERSONS:         EGL, Inc. ("EGL")

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  76-0094895
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)      [ ]
         (b)      [X]
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3)       SEC USE ONLY
---------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         BK, WC, OO
---------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [ ]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
---------------------------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
                                    2,146,065 (1)
NUMBER OF                  ----------------------------------------------------
SHARES                     8)       SHARED VOTING POWER
BENEFICIALLY                        2,678,156 (2)
OWNED BY                   ----------------------------------------------------
EACH                       9)       SOLE DISPOSITIVE POWER
REPORTING                           2,146,065 (1)
PERSON WITH                ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                    0
---------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each
         Reporting Person
         4,824,221 (2)
---------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)  [ ]
---------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         24.4% (3)
---------------------------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
         CO

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(1)      The shares of common stock, par value $1.00 per share ("Circle Common
         Stock"), of Circle International Group, Inc. ("Circle") covered by this item are purchasable by EGL upon exercise of an option granted by Circle to EGL on July 2, 2000 and described in Item 4 of this Statement. The number of shares subject to the option is equal to 10.1% of the sum of (i) the number of shares of Circle Common Stock issued and outstanding as of the closing date for the exercise of the option, and (ii) the number of shares of Circle Common Stock issuable as of the closing date for the exercise of the option pursuant to

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         any options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Circle to issue such shares. Based on representations of Circle in an Agreement and Plan of Merger dated as of July 2, 2000 (the "Merger Agreement") among Circle, EGL, and EGL Delaware I, Inc., a Delaware corporation and wholly owned subsidiary of EGL, EGL believes that upon exercise, if applicable, it would be entitled to purchase 2,146,065 shares of Circle Common Stock pursuant to the option.

         Prior to the exercise of the option, EGL is not entitled to any rights as a stockholder of Circle as to the shares of Circle Common Stock covered by the option. The option may be exercised only upon the occurrence of certain events referred to in Item 4, none of which has occurred as of the date hereof. EGL expressly disclaims any beneficial ownership of the shares of Circle Common Stock purchasable by EGL upon exercise of the option, because the option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and EGL has no present investment or dispositive power with respect to such shares. If the option were exercised, EGL would have the sole right to vote or to dispose of the shares of Circle Common Stock issued as a result of such exercise.

         Pursuant to the terms of the Merger Agreement, EGL expects that it will, prior to the effective time of the merger, enter into a written agreement with affiliates of Circle providing that (a) such affiliate will not sell, pledge, transfer or otherwise dispose of any shares of common stock, par value $.001 per share ("EGL Common Stock"), of EGL issued to such affiliate pursuant to the merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from the registration requirements of the Securities Act, and
         (b) that such affiliate will not sell or in any other way reduce such affiliate's risk relative to any shares of EGL Common Stock or Circle Common Stock (within the meaning of Section 201.01 of the Securities and Exchange Commission's Financial Reporting Release No. 1), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the Securities and Exchange Commission.

(2) EGL and certain shareholders of Circle entered into a Stockholder Agreement on July 2, 2000 (the "Circle Stockholders Agreement") covering a total of 2,678,156 shares of Circle Common Stock owned by such shareholders. Pursuant to the Circle Stockholder Agreement, each shareholder agreed to vote their shares (and any additional shares obtained by such shareholder, whether obtained by virtue of being a record holder of Circle Common Stock, as a result of a stock split or similar transaction or by exercising an option, warrant or other right) in the manner set forth in the Circle Stockholder Agreement (as more fully described in Item 4). EGL expressly disclaims beneficial ownership of any of the shares of Circle Common Stock covered by the Circle Stockholder Agreement, because the certain holders of Circle Common Stock will vote their shares only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and EGL has no present investment or dispositive power with respect to such shares. Circle and a stockholder of EGL entered into a similar Stockholder Agreement on July 2, 2000.

(3) Beneficial ownership percentages set forth herein assume that at July 2, 2000, there were 17,645,417 shares of Circle Common Stock outstanding and 2,146,065 shares of Circle Common Stock issuable upon exercise of the option granted to EGL. Pursuant to Rule 13d-3 under the Act, shares deemed to be beneficially owned by the reporting person as a

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

         result of the option are also deemed to be outstanding for purposes of computing these percentages.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $1.00 per share ("Circle Common Stock"), of Circle International Group, Inc., a Delaware corporation ("Circle"). The address of Circle's principal executive offices is 260 Townsend Street, San Francisco, California 94107.

ITEM 2.  IDENTITY AND BACKGROUND.

         The reporting person, EGL, Inc. ("EGL") is a leading provider of air freight forwarding and other transportation and logistics services and is incorporated under the laws of the State of Texas. The address of EGL's principal business and principal office is 15350 Vickery Drive, Houston, TX 77032.

         (a) - (c); (f) Annex A attached hereto (which is incorporated herein by reference) contains a list of the directors and executive officers of EGL and includes the following information with respect to each director and executive officer of EGL:

         (1)      name;

         (2)      business address;

         (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (4)      citizenship.

         (d) - (e) During the last five years, neither EGL, nor, to the knowledge of EGL, any of the persons listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 hereof, EGL has entered into a Stock Option Agreement dated as of July 2, 2000 with Circle (the "EGL Stock Option Agreement") pursuant to which Circle, among other things, granted EGL the irrevocable option (the "Option") to acquire shares of Circle Common Stock as described below. EGL did not pay any cash consideration in respect to the Option and has not purchased any shares of Circle Common Stock thereunder. EGL has executed a reciprocal Stock Option Agreement in favor of Circle.

         The exercise of the Option held by EGL for the full number of shares of Circle Common Stock currently covered thereby (which is estimated to be 2,146,065 shares) would require (based on a hypothetical exercise price of $30.75 (the closing sales price of the common stock, par value $.001 per share ("EGL Common Stock") on June 30, 2000, the last trading day


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


immediately preceding the announcement of the merger) the payment of a maximum aggregate exercise price of approximately $65,991,499.

         If the conditions precedent were satisfied to permit EGL to exercise its option to purchase shares of Circle Common Stock pursuant to the EGL Stock Option Agreement and EGL so exercised that option, EGL expects that it would fund its purchase through the use of one or more of the following sources: working capital of EGL, bank borrowings and other borrowing.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)      Not applicable.

         (b)      As follows:

THE MERGER AGREEMENT

         TERMS OF THE MERGER AGREEMENT

         On July 2, 2000, EGL, EGL Delaware I, Inc., a Delaware corporation and wholly owned subsidiary of EGL ("Merger Sub"), and Circle entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into Circle, and Circle, as the surviving corporation, would become a wholly owned subsidiary of EGL. In the Merger, each share of Circle Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one validly issued, fully paid and non-assessable share of EGL Common Stock. The Merger is expected to be accounted for as a pooling of interests and is expected to be tax-free to EGL's and Circle's shareholders.

         The closing of the Merger will occur on the first business day immediately following the day on which the last to be fulfilled of the conditions to the Merger contained in the Merger Agreement have been fulfilled or, to the extent permitted by applicable law, waived, or at such other date as EGL and Circle may agree. The closing of the Merger is conditioned upon approval of the stockholders of both EGL and Circle as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions, all as further described in the Merger Agreement.

         The Merger Agreement provides for limitations on the solicitation by EGL and Circle and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to EGL or Circle by the other if the Merger Agreement is terminated for certain reasons.

         Pursuant to the terms of the Merger Agreement, EGL expects that it will, prior to the effective time of the merger, enter into a written agreement with each affiliate of Circle providing that (a) such affiliate will not sell, pledge, transfer or otherwise dispose of any shares of EGL Common Stock issued to such affiliate pursuant to the merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act of 1933, as amended (the "Securities Act") or an exemption from the registration requirements of the Securities Act, (b) that such affiliate will not sell or in any other way reduce such affiliate's risk relative to any shares of EGL Common Stock or Circle Common Stock (within the meaning of Section 201.01 of Financial Reporting Release No. 1 of the Securities and Exchange Commission (the "SEC")), until such time as financial results (including combined sales and net income)


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covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

         EXHIBITS AND INCORPORATION BY REFERENCE

         The Merger Agreement is filed herewith as Exhibit 7.1 and incorporated into this Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Merger Agreement.

STOCK OPTION AGREEMENTS

         As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party an irrevocable option to purchase a certain number of shares of the granting party's common stock.

         THE EGL STOCK OPTION AGREEMENT

         Number of Shares and Exercise Price. Pursuant to a Stock Option Agreement dated July 2, 2000 (the "EGL Stock Option Agreement") between Circle, as grantor, and EGL, as grantee, Circle granted to EGL an irrevocable option (the "EGL Option") to purchase up to a number of shares of Circle Common Stock equal to 10.1% of the sum of (i) the number of shares of Circle Common Stock issued and outstanding as of the option closing date and (ii) the number of shares of Circle Common Stock issuable as of the option closing date pursuant to any options, warrants, calls, subscriptions, convertible securities or other rights, agreements, or commitments which obligate Circle to issue such shares, at a price per share (the "Exercise Price") equal to the average of the closing prices of EGL Common Stock on the Nasdaq National Market during the 20 consecutive trading days ending on the fifth trading day immediately prior to the date on which EGL sends a written notice to Circle stating that EGL intends to exercise the EGL Option.

         Rights. Each share purchased pursuant to the EGL Option will also include rights with terms substantially the same as and at least as favorable to EGL as those share purchase rights or similar securities that have been issued to other holders of Circle Common Stock.

         Adjustments. The Exercise Price and the type and number of shares or securities subject to the EGL Option will be adjusted appropriately for any stock dividend, combination, recapitalization, exchange of shares or similar transactions in respect of the Circle Common Stock.

         Exercisability. The EGL Option is exercisable, in whole or in part, at any time and from time to time following the occurrence of an Exercise Event (defined below in this Item 4) and shall remain in full force and effect until the earliest to occur of:

         (1)      the effective time of the Merger,

         (2)      April 15, 2001, and

         (3) termination of the Merger Agreement in accordance with its terms unless Circle is obligated to pay the $16 million fee under Section 9.5 of the Merger Agreement in connection with such termination.

         An "Exercise Event" is any of the events giving rise to the obligation of Circle to pay EGL the $16 million fee under Section 9.5 of the Merger Agreement. These events include the termination of the Merger Agreement:


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


         (1) by EGL or Circle if the approval of Circle's stockholders shall not have been obtained after the public announcement of a third party's proposal to acquire or combine with Circle (whether or not such proposal is still pending or has been consummated); and

         (2) by EGL if, after the public announcement or receipt by Circle's Board of Directors of a third party's proposal to acquire or combine with Circle (whether or not such proposal is still pending or has been consummated), Circle's board of directors withdraws or materially modifies, in a manner adverse to EGL, its approval or recommendation of the Merger or recommends a competing proposal.

         Put Right. Pursuant to the terms of the EGL Stock Option Agreement, EGL may require Circle to purchase from EGL (i) that portion of the EGL Option relating to all or any part of the unexercised option shares (or as to which portion the option has been exercised but the option closing has not yet occurred) and (ii) all or any portion of the shares of Circle Common Stock purchased by EGL pursuant to the EGL Option and with respect to which EGL then has ownership. The put right may be exercised by EGL at any time and from time to time after the occurrence of an Exercise Event and before 120 days after the expiration of the EGL Option.

         If EGL exercises this put right, the repurchase shall be at an aggregate price equal to the sum of:

         (1) the aggregate Exercise Price paid by EGL for any option shares which EGL owns and as to which EGL exercises the put right; plus

         (2) (a) the excess, if any, of (i) the Applicable Price (as defined below in this Item 4) over (ii) the Exercise Price paid by EGL for each option share as to which EGL exercises the put right multiplied by (b) the number of such shares; plus

         (3) (a) the excess, if any, of (i) the Applicable Price over (ii) the Exercise Price multiplied by (b) the number of unexercised option shares to which EGL exercises the put right.

         "Applicable Price" means the highest of the following:

         (1) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of Circle Common Stock after July 2, 2000 and on or prior to the date on which EGL exercises its put right;

         (2) the price per share to be paid by any third party for shares of Circle Common Stock pursuant to an agreement for a Business Combination Transaction (as defined in the EGL Stock Option Agreement) entered into on or prior to the date on which EGL exercises its put right; and

         (3) the Current Market Price (as defined in the EGL Stock Option Agreement) of shares of the Circle Common Stock.

         Right of First Refusal. Subject to EGL's put right, as described above in this Item 4, after the first occurrence of an Exercise Event and prior to the second anniversary of the first purchase of shares of Circle Common Stock by EGL pursuant to the EGL Option, if EGL desires to sell, assign, transfer or otherwise dispose of all or any of the shares of Circle Common Stock that EGL acquired pursuant to the EGL Option, EGL must first give Circle the right to repurchase those shares of Circle Common Stock on the same terms and conditions and at the same price at


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


which EGL is proposing to transfer such shares. This right of first refusal will not apply to the following:

         (1) any disposition as a result of which the transferee would own beneficially not more than 4.9% of the outstanding voting power of Circle;

         (2) any disposition of Circle Common Stock or other securities by a person to whom EGL has assigned its rights under the EGL Option with the consent of Circle;

         (3) any sale by means of a public offering registered under the Securities Act; or

         (4) any transfer to a wholly owned subsidiary of EGL which agrees in writing to be bound by the terms of the EGL Stock Option Agreement.

         In addition, EGL is permitted to sell any shares if the sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of Circle's Board of Directors.

         Registration Rights. EGL will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the EGL Option if necessary for EGL to be able to sell such shares.

         Profit Limitation. The EGL Option Agreement limits the total profit that EGL may receive to $16 million. EGL's total profit is equal to:

         (a)      the aggregate amount of:

                  (1) all amounts received by EGL pursuant to Circle's repurchase obligation, less amounts paid by EGL for shares being repurchased pursuant to such repurchase obligation;

                  (2) the amounts received by or being paid to EGL pursuant to the arm's length sale of all or part of the option shares, less EGL's purchase price for such option shares; and

                  (3) all amounts received by or being paid to EGL pursuant to Section 9.5 of the Merger Agreement;

                  minus

         (b)      the amount of any cash theretofore paid to Circle pursuant to
                  Section 7 of the EGL Stock Option Agreement plus the value of any option shares theretofore delivered to Circle for cancellation pursuant to Section 7 of the EGL Stock Option Agreement.


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
         THE CIRCLE STOCK OPTION AGREEMENT

         Pursuant to the Circle Stock Option Agreement, EGL granted to Circle an option to purchase up to a number of shares of EGL Common Stock equal to 10.1% of the sum of (i) the number of shares of EGL Common Stock issued and outstanding as of the option closing date and (ii) the number of shares of EGL Common Stock issuable as of the option closing date pursuant to any options, warrants, calls, subscriptions, convertible securities or other rights, agreements, or commitments which obligate EGL to issue such shares, at a price per share equal to the average of the closing prices of Circle Common Stock on the Nasdaq National Market during the 20 consecutive trading days ending on the fifth trading day immediately prior to the date on which Circle sends a written to notice to EGL stating that Circle intends to exercise the option.

         The Circle Stock Option Agreement is substantially similar to the EGL Stock Option Agreement; provided, that (i) the shares of EGL Common Stock issued upon exercise are not required to include share purchase rights, and (ii) the Exercise Event under the Circle Stock Option Agreement relates to the failure of EGL shareholders to approve, or the Board of Directors of EGL withdrawing or materially modifying its recommendation with respect to, the issuance of EGL shares in connection with the Merger rather than the approval of the Merger.

         EXHIBITS AND INCORPORATION BY REFERENCE

         The EGL Stock Option Agreement is filed herewith as Exhibit 7.2 and is incorporated into this Schedule 13D by this reference. The Circle Stock Option Agreement is filed herewith as Exhibit 7.3 and is incorporated into this
Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the EGL Stock Option Agreement and the Circle Stock Option Agreement.

THE STOCKHOLDER AGREEMENTS

         GENERAL

         As a condition and inducement to each party's willingness to enter into the Merger Agreement, certain shareholders of each party entered into stockholder agreements obligating them, among other things, to vote their shares in the manner described in the respective stockholder agreement.

         CIRCLE STOCKHOLDER AGREEMENT

         Peter Gibert and the Ray and Jo Robinson Trust (collectively, the "Circle Stockholders") entered into a Stockholder Agreement dated July 2, 2000 (the "Circle Stockholder Agreement") with EGL. Pursuant to the Circle Stockholder Agreement, the Circle Stockholders agreed that at any meeting of the stockholders of Circle held at the earlier of the effective time of the Merger, or 45 days after the termination of the Merger Agreement, unless extended (but in no event beyond May 15, 2001), they will vote in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement and any actions required in furtherance thereof.

         EGL does not have any right to dispose (or direct the disposition of) any shares of Circle Common Stock pursuant to the Circle Stockholder Agreement. Accordingly, EGL expressly disclaims beneficial ownership of all such shares. In addition, as a result of the Circle Stockholder Agreement, EGL may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), to have formed a "group" with Mr. Gibert and the Ray and Jo Robinson Trust. EGL disclaims membership in any group with respect to the Circle Common Stock, by virtue of the Circle Stockholder Agreement or otherwise.

         EGL STOCKHOLDER AGREEMENT

         James R. Crane entered into a Stockholder Agreement dated July 2, 2000 (the "EGL Stockholder Agreement") with Circle. Pursuant to the EGL Stockholder Agreement, James R. Crane agreed that at any meeting of the stockholders of EGL held at the earlier of the effective time of the Merger, or 45 days after the termination of the Merger Agreement, unless extended (but in no event beyond May 15, 2001), he will vote in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement and any actions required in furtherance thereof.

         EXHIBITS AND INCORPORATION BY REFERENCE

         The Circle Stockholder Agreement is filed herewith as Exhibit 7.4 and is incorporated into this Schedule 13D by this reference. The EGL Stockholder Agreement is filed herewith as Exhibit 7.5 and is incorporated into this
Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Circle Stockholder Agreement and the EGL Stockholder Agreement.

         (c)      Not applicable.

         (d) The Merger Agreement provides that the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers of the surviving corporation until their successors are appointed or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The Merger Agreement also provides that EGL shall cause the election or appointment of Peter Gibert, Chairman and Chief Executive Officer of Circle, as a director of EGL as of the effective time of the Merger.

         (e)      Other than as a result of the Merger described above in this
                  Item 4, not applicable.

         (f)      Not applicable.

         (g) The certificate of incorporation of Circle in effect immediately prior to the Merger shall be the certificate of incorporation of the surviving corporation, until duly amended in accordance with applicable law. The bylaws of Merger Sub in effect immediately prior to the Merger shall be the bylaws of the surviving corporation, until duly amended in accordance with applicable law.

         (h) - (i) If the Merger is consummated as planned, the Circle Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

         (j)      See above.

ITEM 5.  INTEREST IN SECURITIES OF CIRCLE.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         (a)-(b) Neither EGL nor any of the persons listed on Annex A hereto beneficially owns any shares of Circle Common Stock other than as set forth herein. Mr. James R. Crane, President, Chief Executive Officer and Chairman of the Board of Directors of EGL, has sole voting and dispositive power with respect to 5 shares of Circle Common Stock. The shares of Circle Common Stock owned by Mr. Crane were acquired more than 60 days prior to July 2, 2000. Pursuant to the EGL Option and as described above, EGL has an option to purchase up to

                  2,146,065 shares of Circle Common Stock at the Exercise Price (based on the assumption set forth in footnote 1 above). The EGL Option becomes exercisable under certain conditions described in this Schedule 13D. Based upon representations of Circle to EGL contained in the Merger Agreement, by virtue of the EGL Option, EGL may be deemed to beneficially own 2,146,065 shares of Circle Common Stock representing 10.8% of the shares of Circle Common Stock outstanding and issuable upon the exercise of the EGL Option.

                  Prior to the EGL Option becoming exercisable and being exercised, EGL expressly disclaims beneficial ownership of the shares of Circle Common Stock which may be purchasable by EGL pursuant to the EGL Option. Neither the filing of this
                  Schedule 13D nor any of its contents shall be deemed to constitute an admission that EGL is the beneficial owner of the shares of Circle Common Stock subject to the EGL Option for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

                  The number of shares of Circle Common Stock covered by the Circle Stockholder Agreement is 2,678,156 (representing approximately 13.5% of the voting power of shares of Circle Common Stock outstanding as of June 23, 2000, as represented by Circle in the Merger Agreement).

                  By virtue of the Stockholder Agreement, EGL may be deemed to share with the Circle Stockholders the power to vote shares of Circle Common Stock subject to the Circle Stockholder Agreement. However, EGL is not entitled to any rights as a stockholder of Circle as to the shares of Circle Common Stock covered by the Circle Stockholder Agreement and expressly disclaims any beneficial ownership of the shares of Circle Common Stock subject to the Circle Stockholder Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that EGL is the beneficial owner of the shares of Circle Common Stock subject to the Circle Stockholder Agreement for purposes of
                  Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed. In addition, as a result of the Circle Stockholder Agreement, EGL may be deemed, for the purposes of Section 13(d) of the Act, to have formed a "group" with the Circle Stockholders. EGL disclaims membership in any group with respect to the Circle Common Stock, by virtue of the Circle Stockholder Agreement or otherwise.

         (c) Except as described in Item 4 hereof, no transactions in the Circle Common Stock were effected by EGL, or, to the best knowledge of EGL, any of the persons listed on Annex A hereto, during the 60-day period preceding July 2, 2000.

         (d) Until the EGL Option is exercised (if at all), EGL has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the option shares. If the EGL Option is exercised by EGL, EGL or its designee, if any, would have the right to receive, and the power to direct the receipt of, dividends on the shares of Circle Common Stock acquired pursuant thereto.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CIRCLE.

         Except as set forth in this Schedule 13D, to the best knowledge of EGL, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the


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


persons named in Item 2 or listed on Annex A hereto, and between such persons and any person, with respect to any securities of Circle, including, but not limited to, transfer or voting of any of the securities of Circle, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Agreement and Plan of Merger dated as of July 2, 2000, among EGL, Merger Sub and Circle (incorporated by reference to
                  Exhibit 2.1 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.2 Stock Option Agreement, dated as of July 2, 2000, between Circle, as issuer, and EGL, as grantee (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.3 Stock Option Agreement, dated as of July 2, 2000, between EGL, as issuer, and Circle, as grantee (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.4 Stockholder Agreement, dated as of July 2, 2000, among EGL, Peter Gibert and the Ray and Jo Robinson Trust (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.5 Stockholder Agreement, dated as of July 2, 2000, among Circle and James R. Crane (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of: July 11, 2000.             EGL, INC.



                                        By:      /s/  Elijio V. Serrano
                                                 ----------------------------
                                                 Elijio V. Serrano
                                                 Executive Vice President and
                                                 Chief Financial Officer



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





                                     ANNEX A

         The name and present principal occupation of each director and executive officer of EGL, Inc. ("EGL") are set forth below. The business address for each person listed below, unless otherwise indicated, is EGL, Inc., 15350 Vickery Drive, Houston, TX 77032. To EGL's knowledge, all executive officers and directors listed on this Annex A are United States citizens.

NAME                                TITLE/PRESENT PRINCIPAL OCCUPATION
----                                ----------------------------------
James R. Crane                      President, Chief Executive Officer and
                                    Chairman of the Board of Directors of EGL.

Frank J. Hevrdejs                   Director. Mr. Hevrdejs is President of The
                                    Sterling Group LP, a private financial
                                    organization engaged in the acquisition and ownership of operating businesses. His business address is The Sterling Group LP,
                                    Eight Greenway Plaza, Suite 702, Houston,
                                    Texas 77046.

Neil E. Kelley                      Director. Mr. Kelley is the Chairman of the
                                    Managers of TechQuest Capital Partners LLC, an investment company focusing on technology businesses. His business address is 1903
                                    Hermann Drive, Houston, Texas 77004.

Norwood W. Knight-Richardson        Director. Dr. Knight-Richardson is President
                                    of the Richardson Group, Medical Director of
                                    Legacy Health Care System and Division Chief of Corporate Psychiatry of Oregon Health
                                    Services University. His business address is 2701 NW Vaughn, Suite 710, Portland, Oregon
                                    97210.

Rebecca A. McDonald                 Director. Ms. McDonald is Chairman and Chief
                                    Executive Officer of Enron Asia Pacific,
                                    Africa and China. Her business address is 333 Clay Street, Suite 2100, Houston, Texas
                                    77002.

William P. O'Connell                Director. Mr. O'Connell is the President and
                                    Chief Executive Officer of AIM, Inc., a
                                    materials handling systems and equipment company. His business address is P.O. Box
                                    3347, Houston, Texas 77253.

Elijio V. Serrano                   Executive Vice President, Chief Financial
                                    Officer and Director of EGL.

John C. McVaney                     Executive Vice President, Domestic Ground
                                    and Logistics of EGL.

Douglas A. Seckel                   Treasurer of EGL.

Ronald E. Talley                    Chief Operating Officer of EGL.


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



                                INDEX OF EXHIBITS

         The following exhibits are filed herewith:

        EXHIBIT
        NUMBER                          DESCRIPTION
        -------                         -----------
         7.1      Agreement and Plan of Merger dated as of July 2, 2000, among
                  EGL, Merger Sub and Circle (incorporated by reference to
                  Exhibit 2.1 of the Current Report on Form 8-K of EGL filed with the Securities and Exchange Commission (the "SEC") on
                  July 5, 2000).

         7.2      Stock Option Agreement, dated as of July 2, 2000, between
                  Circle, as issuer, and EGL, as grantee (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.3 Stock Option Agreement, dated as of July 2, 2000, between EGL, as issuer, and Circle, as grantee (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.4      Stockholder Agreement, dated as of July 2, 2000, among EGL,
                  Peter Gibert and the Ray and Jo Robinson Trust (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

         7.5 Stockholder Agreement, dated as of July 2, 2000, among Circle and James R. Crane (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K of EGL filed with the SEC on July 5, 2000).

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